Polycom, Inc. 4750 Willow Road Pleasanton CA 94588	TEL 925-924-6000 FAX 925-924-6100

April 10, 2012

Larry Spirgel

Assistant Director

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Polycom, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed February 17, 2012
File No. 0-27978

Dear Mr. Spirgel:

In response to your letter dated March 28, 2012 (the “Comment Letter”) regarding the above referenced Form 10-K, we provide the below response to the comment of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the Comment Letter. To facilitate the Staff’s review, our response is set forth in ordinary type beneath the corresponding Staff comment, which appears in italicized, bold type.

If you have any questions with respect to our response, please do not hesitate to call us at the telephone number listed at the end of this letter.

Form 10-K filed February 17, 2012

Form 8-K filed January 23, 2012

1.

We note that your press release in Exhibit 99.1 includes a tabular presentation labeled “GAAP to Non-GAAP Reconciliation”. We do not believe it is appropriate to present a full non-GAAP income statement in your filings with us, including your Form 8-K earnings releases. The presentation of a full non-GAAP income statement may attach undue prominence to the non-GAAP information.

Larry Spirgel

United States Securities and Exchange Commission

Re: Polycom, Inc. Form 10-K for year ended December 31, 2011

Please revise in future filings to delete the full non-GAAP income statement presentation. Please refer to Instruction 2 to Item 2.02 of Form 8-K which states that certain provisions of Item 10(e) of Regulation S-K apply to disclosures under Item 2.02. We also refer you to the guidance in Question 102.10 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures dated July 8, 2011.

We respectively advise the Staff that in future filings, we will revise our “GAAP to Non-GAAP Reconciliation” to eliminate the full income statement presentation of non-GAAP information, including our future earnings press releases commencing with the quarter ended March 31, 2012.

* * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me with any questions on our response at (925) 924-5900.

Sincerely,

/s/ Eric F. Brown

Eric F. Brown

Chief Operating Officer, Chief Financial Officer and Executive Vice President